June 5, 2015

Laura E. Hatch

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-4720

Re:	Tennenbaum Opportunities Fund V, LLC (File No. 811-21960), and
Tennenbaum Opportunities Partners V, LP (File No. 811-21992)

Dear Ms. Hatch:

I am writing in response to your recent comments and questions regarding the audited financial statements of Tennenbaum Opportunities Fund V, LLC (“TOFV”) and Tennenbaum Opportunities Partners V, LP (“TOPV,” and together with TOFV, the “Registrants”) dated December 31, 2014.

I.	Form 40-17G - Fidelity Bond

The most recently filed Form 40-17G did not disclose, pursuant to Rule 17g-1(g)(1)(c), a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond. Please ensure such disclosure is included in future 40-17G filings.

Response: We will include such disclosure in the Registrants’ future Form 40-17G filings.

II.	Statement of Assets and Liabilities – Payable to the Investment Manager

Supplementally, please provide details regarding the composition of “Payable to the Investment Manager” and “Management and advisory fees payable” in each Registrant’s Statement of Assets and Liabilities.

Response: “Payable to the Investment Manager” includes amounts reimbursable to the Investment Manager pursuant to each investment management agreement for expenses and other payments the Investment Manager had advanced to third parties on behalf of the Registrants. Such reimbursements are discussed in Note 7 to each Registrant’s financial statements. “Management and advisory fees payable” includes amounts payable to the Investment Manager for management and advisory fees.

2951 28th Street, Suite 1000, Santa Monica, CA 90405  // 310.566.1000  //  www.tennenbaumcapital.com

III.	Statement of Assets and Liabilities – Equity Placement Costs Payable

Supplementally, please provide details regarding the nature of “Equity placement costs payable” in TOFV’s Consolidated Statement of Assets and Liabilities.

Response: “Equity placement costs payable” includes amounts payable to TOFV's placement agent for costs incurred in the initial placement of TOFV’s common equity.

IV.	Statement of Assets and Liabilities – Distributions Payable

Supplementally, please provide details regarding the difference between the amounts shown as “Distributions payable” in the respective Statements of Assets and Liabilities of TOFV and TOPV.

Response: “Distributions payable” in TOFV’s Consolidated Statement of Assets and Liabilities reflects amounts payable to holders of TOFV’s common equity. “Distributions payable” in TOPV’s Statement of Assets and Liabilities reflects amounts payable to TOFV as the holder of TOPV’s common limited partnership interest. Distributions paid by TOPV to TOFV include amounts sufficient to cover TOFV’s distributions to holders of its common stock as well as amounts owed by TOFV to TOPV for expenses and other amounts incurred by TOPV on TOFV’s behalf. Please see Note 7 to each Registrant’s financial statements for additional information.

V.	Rule 3-09 and 4-08(g) Disclosures

Have the Registrants performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to the investments it controls? Please confirm that the Registrants have performed the three tests outlined in Article 1-02(w) of Regulation S-X and identify any of those portfolio companies that have met any of the three tests/conditions.

Response: The Registrants have performed the appropriate analysis pursuant to Rules 3-09 and 4-08(g) of Regulation S-X and no additional disclosure is required. Further, no portfolio companies have met any of the Article 1-02(w) tests.

VI.	Financial Highlights - Return on Equity

Please confirm that “Return to common shareholders” as disclosed in the Registrants’ financial highlights was computed in accordance with Instruction 13 to Item 4 of Form N-2.

Response: We confirm that “Return to common shareholders” as disclosed in the Registrants’ financial highlights was computed in accordance with Instruction 13 to Item 4 of Form N-2. We further note that such disclosure was reviewed by Ernst & Young LLP in their audit of the Registrants’ financial statements.

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosures in their filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and that the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, on behalf of the Registrants and the Investment Manager, I thank you for your review and comments. We hope the foregoing responses are satisfactory.

Sincerely,

/s/ Paul L. Davis

Paul L. Davis

Chief Financial Officer

Tennenbaum Opportunities Fund V, LLC and

Tennenbaum Opportunities Partners V, LP